Via Facsimile and U.S. Mail
Mail Stop 6010

July 31, 2008

Mark W. Durand
Senior Vice President and Chief Financial Officer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 92880

**Re:     Watson Pharmaceuticals, Inc.**
**Form 10-K for the Year Ended December 31, 2007**
**Filed February 25, 2008**
**File No. 001-13305**

Dear Mr. Durand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for year ended 12/31/07

Item 4, Executive Officers of the Registrant, page 33

1. It appears that you have not listed Mr. R. Todd Joyce among your executive officers within this section even though he has signed your document as the company's Vice President and Principal Accounting Officer.  Pursuant to Item 401(b) of Regulation S-K, please provide the required disclosure within this section for Mr. Joyce or, in the alternative, please provide us with an explanation detailing why this information is not included within your disclosure.

Item 15.  Exhibits, Financial Statement Schedules, pages 67-69

2.  It appears that you have not filed as exhibits to your Form 10-K copies of the following agreements:

    a.  Interest Rate Swaps, as described on page F-8 and F-26,
    b.  CODES, as described on page F-8 and F-25.

Please file these agreements or, alternatively, please provide us with a supplemental analysis detailing why these agreements are not material.

\*   \*   \*   \*

As applicable, please amend your 10-K or respond to our comments within 10 business days or tell within the 10 day period when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please furnish your letter on EDGAR under the form type label CORRESP.  Please understand that we may have additional comments after reviewing your amendment or responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Adam F. Turk, Research Specialist at (202) 551-3657 or me at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments on your Form 10-K.

Sincerely,

Jeffrey Riedler
Assistant Director